February 12, 2018
Mr. Frank Wyman
Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare & Insurance
Washington, D.C. 20549

RE: Response to January 24, 2018 Comment Letter

Dear Mr. Wyman:
I am responding to the Commission’s letter to me dated January 24, 2018 with respect to Atlas Financial Holdings, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2016 as filed on March 13, 2017 with the File No.: 001-35816.
Set forth below is our response to the staff’s comment. For the convenience of the staff we have included the staff’s comment herein.
Staff Comment
Notes to Consolidated Financial Statements
14. Share Capital, page 99

We acknowledge the information provided in your response to comment one of our December 20, 2017 letter. However, we continue to be concerned about the technical basis for your accounting treatment. Please address the following:
Your response does not address how your accounting treatment complies with ASC 805-30-35-1(a) which states that contingent consideration classified as equity shall not be re-measured and its subsequent settlement shall be accounted for within equity. Although we understand that the value of the contingent consideration is linked to claims development, the classification of this contingent consideration within equity would appear to preclude re-measurement and settlement through earnings under ASC 805. Please explain.
You note that the preferred shares, as indicated in their respective stock purchase agreements, were tied to the performance of claims reserves that were recorded at the acquisition dates and that any changes in these estimates would trigger either the issuance of additional shares or a claw-back of previously-issued shares. Please explain how you determined that equity classification of your contingent consideration obligation was appropriate under ASC 480-10-25, given that the number of shares underlying your obligation is variable.
Please also explain how you considered the optional put rights granted to the sellers in determining that equity classification of these preferred shares was appropriate. Refer to ASR 268.

CHICAGO NEW YORK ST. LOUIS
953 American Lane, 3rd Floor | Schaumburg, IL 60173 | 847.472.6700 | www.atlas-fin.com

Response
We have re-evaluated the circumstances and appropriate accounting treatment of the preferred shares issued as contingent consideration that complies with ASC 480-10-25 and ASC 805-30-35-1(a) and have determined that the classification of the preferred shares that were originally reported as permanent equity should have been reported as a liability in the Consolidated Statements of Financial Position until such time as the final number of shares was determinable. However, because changes in the fair value of the contingent consideration were recorded in earnings in accordance with ASC 805-30-35-1(b), we believe that the Consolidated Statements of Income and Comprehensive Income as filed properly reflect the income impact of the transactions.
As a result of this determination, the Company will reflect a reclassification in our 2017 Form 10-K. Since the 2015 balance sheet will not be presented and the 2016 balance sheet reflects no preferred shares outstanding, the Company will only need to restate the Consolidated Statements of Shareholders’ Equity for this reclassification and provide footnote disclosure to describe the nature of the reclassification. We have made the determination that based on the overall immaterial impact on the financial statements, the reclassification can be accomplished within the 2017 Form 10-K filing as a “little r” restatement. The following reflects the changes that we anticipate would be made in the 2017 10-K financial statements:

1)	Eliminate preferred shares column in the Consolidated Statement of Shareholders’ Equity - as no preferred shares should have been reflected within any of the years presented.

2)	Include footnote disclosure of the restated amounts within Note 1 to the Consolidated Financial Statements as follows:

Prior to the year ended December 31, 2017, the Company presented preferred shares issued as contingent consideration within the permanent equity section of the Consolidated Balance Sheet. In accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 480 - Distinguishing Liabilities from Equity, contingent consideration issued as preferred shares wherein the number of shares to be issued is variable should be classified outside of permanent equity and reflected as mezzanine equity or within the liability section of the Consolidated Balance Sheets.

For the year ended December 31, 2017, the Company has restated the Consolidated Statement of Shareholders’ Equity to remove the preferred shares and related activity as previously stated for the periods as of January 1, 2015 and for the years ended December 31, 2015 and 2016. Although this impacted total equity for 2015, it had no impact on total equity as of December 31, 2016 due to the redemption and claw-back of preferred shares previously issued. In addition, this change did not impact the Consolidated Statements of Income or Comprehensive Income, earnings per share or the Consolidated Statements of Cash Flows. The Company has evaluated the effect of the incorrect presentation in the prior period, both qualitatively and quantitatively, and concluded that it did not have a material impact on, nor requires amendment of, any previously filed annual or quarterly consolidated financial statements. See Note __ for additional information regarding preferred shares.

Please let us know if you require additional information or support in this regard.
Sincerely,
/s/ Paul A. Romano

Paul A. Romano
Vice President and Chief Financial Officer
(847)700-8603
promano@atlas-fin.com

THE ATLAS GROUP OF COMPANIES